Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

Compass Point Research & Trading, LLC

1055 Thomas Jefferson Street NW, Suite 303

Washington, DC 20097

As representatives of the underwriters

VIA EDGAR

May 9, 2025

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company (the “Company”)

Registration Statement on Form F-1, as amended (File No. 333-286629)

Registration Statement on Form 8-A (File No. 001-42637)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:15 p.m. Eastern Time on May 12, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, dated May 6, 2025, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statements.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Roth Capital Partners, LLC

Compass Point Research & Trading, LLC

As representatives of the underwriters

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking

Compass Point Research & Trading, LLC

By:	/s/ Christopher Nealon
Name:	Christopher Nealon
Title:	President & Chief Operating Officer